1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com MICHAEL M. PIRI michael.piri@dechert.com +1 212 641 5674 Direct +1 212 698 3599 Fax

February 15, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Deborah L. O’Neal

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 143 under the Securities Act of 1933 and Amendment No. 144 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

Dear Ms. O’Neal:

This letter responds to the comments you provided to Andrew Pfau, John Raczek, and David Cihak, each of William Blair Investment Management, LLC (“Adviser”), and Nicholas S. Di Lorenzo, of Dechert LLP, and me in a telephonic discussion on January 27, 2022 with respect to your review of Post-Effective Amendment No. 143 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on December 9, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering an unlimited number of shares of beneficial interest of the William Blair Mid Cap Value Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment 1.    Please file your responses via the EDGAR portal at least five business days prior to the effectiveness date (the “Effectiveness Date”) of the Fund’s definitive registration statement on Form N-1A filed pursuant to Rule 485(b) (“485(b) Filing”).

Response 1.    The Registrant confirms that its responses will be filed via EDGAR at least five business days prior to the Effectiveness Date of the 485(b) Filing.

February 15, 2022 Page 2

Comment 2.    If the Fund engages in the short sale of securities, please ensure that any expenses incurred in connection with such short sales are reflected in “Other Expenses” in the Fund’s Annual Fund Operating Expenses table.

Response 2.    The Registrant confirms that the Fund does not currently expect to engage in the short sale of securities. If in the future the Fund engages in the short sale of securities, expenses incurred in connection with such short sales will be reflected in “Other Expenses” in the Fund’s Annual Fund Operating Expenses table.

Comment 3.    The “Summary – Principal Investment Strategies” sub-section of the Fund’s Prospectus states that: “To a limited extent, the Fund may also purchase stocks of companies with business characteristics and value prospects similar to mid cap companies, but that may have market capitalizations above the market capitalization of the largest member of the Russell Midcap® Index.” Please confirm supplementally that the Fund will not count such stocks of companies with business characteristics and value prospects similar to mid cap companies toward the Fund’s 80% investment policy.

Response 3.    The Registrant confirms that the Fund will not count such stocks of companies with business characteristics and value prospects similar to mid cap companies for purposes of the Fund’s 80% investment policy.

Comment 4.    The “Summary – Principal Risks” section of the Fund’s Prospectus includes “Equity Funds General” risk, which provides, in part: “Because the Fund invests substantially all of its assets in equity securities of U.S. mid cap value companies…” The “Summary – Principal Risks” section of the Fund’s Prospectus also includes “Foreign Securities Risk.” Please clarify whether, in light of “Equity Funds General” risk, “Foreign Securities Risk” is a principal risk of an investment in the Fund or consider removing “Foreign Securities Risk” from the “Summary – Principal Risks” section of the Fund’s Prospectus.

Response 4.    The Registrant confirms that the Adviser considers “Foreign Securities Risk” to be a principal risk of an investment in the Fund because the Fund may, pursuant to its principal investment strategies, invest in other types of equity securities, including American Depositary Receipts, that include foreign securities risk. Therefore, the Registrant respectfully declines to make the Staff’s suggested change.

February 15, 2022 Page 3

Comment 5.    The “Summary – Principal Risks” section of the Fund’s Prospectus includes “Share Ownership Concentration Risk.” Please clarify whether “Share Ownership Concentration Risk” is a principal risk of an investment in the Fund or consider removing “Share Ownership Concentration Risk” from the “Summary – Principal Risks” section of the Fund’s Prospectus.

Response 5.    The Registrant confirms that the Adviser considers “Share Ownership Concentration Risk” to be a principal risk of an investment in the Fund because, given that the Fund has not yet commenced operations, the Adviser can give no assurance that a significant portion of the Fund’s shares will not be held by a limited number of shareholders or their affiliates. Therefore, the Registrant respectfully declines to make the Staff’s suggested change.

Comment 6.    The “Summary – Principal Risks” section of the Fund’s Prospectus includes “Focus Risk.” To the extent that the Adviser has identified particular industries or sectors in which the Fund will focus its investments, disclose such industries or sectors in the “Summary – Principal Investment Strategies” section of the Fund’s Prospectus and include corresponding risks in the “Summary – Principal Risks” section of the Fund’s Prospectus.

Response 6.    The Registrant confirms that the Adviser has not identified particular industries or sectors in which the Fund will concentrate its investments. Therefore, the Registrant respectfully declines to accept the Staff’s comment.

Comment 7.    The “Summary – Principal Risks” section of the Fund’s Prospectus includes “Portfolio Turnover Rate Risk.” Please include corresponding disclosure in the “Summary – Principal Investment Strategies” section of the Fund’s Prospectus.

Response 7.    The Registrant confirms that the Adviser does not anticipate that the Fund’s portfolio will be frequently and actively traded. Accordingly, the Registrant has removed the disclosure from the “Summary – Principal Risks” section of the Fund’s Prospectus. However, the Registrant has decided to keep the portfolio turnover risk disclosure included in the “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVES AND STRATEGIES” section of the Fund’s Prospectus because, although the Fund generally purchases securities with the intention of holding them for investment, when market conditions or other circumstances warrant (particularly during times of heightened market volatility), the Fund may sell certain portfolio securities without regard to the length of time held, which may cause the Fund’s portfolio turnover rate to rise.

February 15, 2022 Page 4

Comment 8.    In the “MANAGEMENT OF THE FUND – Board Considerations of Management Agreement” section of the Fund’s Prospectus, disclose the period to be covered by the first annual or semiannual shareholder report to shareholders, as applicable.

Response 8.    The Registrant respectfully notes that current disclosure states: “The first annual or semi-annual shareholder report following commencement of operations of the Fund will contain a discussion regarding the factors the Board of Trustees considered for the approval of the Management Agreement for the Fund.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

Comment 9.    The “Investment Objective and Strategies” sub-section of the “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE AND STRATEGIES” section of the Fund’s Prospectus states that the Adviser’s “assessment of current and prospective portfolio holdings typically integrates an analysis of applicable environmental, social and governance (collectively, “ESG”) factors.” Please consider (i) revising the related disclosure under “ESG Investing” to provide examples of the ESG factors utilized and (ii) inserting an ESG-related risk factor if appropriate in light of the Fund’s intended investment strategy.

Response 9.    The Registrant believes that the current disclosure regarding consideration of ESG factors is appropriately included in response to the Form N-1A requirement to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund’s Prospectus, “ESG factors are considered based on criteria developed by the Fund’s investment team, and they are integrated with other relevant factors to provide a holistic assessment of companies. The Adviser seeks to ensure that the investment team is fully aware of companies’ ESG risks and opportunities by integrating ESG factors into the investment process in a systematic manner. The emphasis on ESG factors depends on the importance of these factors to the relevant industry and the unique circumstances of each company.”

The Registrant believes the disclosure, including the level of detail, is appropriate as drafted. The Registrant respectfully notes that the Fund does not hold itself out as an ESG-focused fund and that ESG factors are among the many factors that the Adviser and its investment team consider in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that the Adviser and its investment team consider relative to other factors considered as part of its investment process.

February 15, 2022 Page 5

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5674 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michael M. Piri

Michael M. Piri

cc:	Andrew Pfau, William Blair Funds

Stephanie A. Capistron, Dechert LLP